Exhibit 99.1

PolyPid Appoints Veteran MedTech Leader Brooke Story as Chairman of the Board of Directors

Appointment Enhances PolyPid’s Strategic, Commercial and Transaction Capabilities Ahead
of D-PLEX100 New Drug Application Submission

PETACH TIKVA, Israel – December 16, 2025 – PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced the appointment of Brooke Story as Chairman of the Board of Directors, effective as of December 11, 2025.

“Brooke’s appointment marks an exciting and pivotal moment for PolyPid,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “Her global expertise in the surgical market, specifically in infection prevention and advanced surgical solutions, combined with her extensive experience leading corporate strategy and corporate development transactions, will be instrumental in transforming our clinical success into a commercial reality.”

Ms. Story brings more than 25 years of MedTech leadership, including senior positions at Becton, Dickinson and Company (“BD”) and Medtronic PLC. As former Worldwide President, Surgery at BD, she managed Profit and Loss (P&L) for the hernia, tissue repair, and high-stakes infection prevention portfolios. She has extensive experience leading mergers and acquisitions as well as licensing transactions, currently serving as an Integration Lead for global integrations, and managing P&L performance while driving strategic results.

“I am honored to join PolyPid at this pivotal stage in the Company’s development,” said Ms. Story. “I look forward to supporting the team as it leverages its delivery platform to address critical, high-cost needs in surgical infection prevention, creating a clear opportunity to build significant enterprise value and bring potentially transformative solutions to the healthcare market.”

Alongside her new role with PolyPid, Ms. Story currently serves as a non-executive director on the Board of LivaNova PLC. (Nasdaq: LIVN). She previously served on the Board of Sigilon Therapeutics, Inc. (Nasdaq: SGTX) and as Board observer for Avation Medical, Inc. She holds a Bachelor of Science in Engineering from the University of Tennessee and an MBA from the University of Michigan.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. Following positive phase 3 results, New Drug Application (NDA) submission of D-PLEX100, PolyPid’s lead product candidate, for the prevention of abdominal colorectal surgical site infections, is expected in early 2026. In addition, the Company has an innovative pipeline in oncology, obesity and diabetes.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its expected NDA submission of D-PLEX100 and the timing thereof, the Company’s ability to build enterprise value, and the Company’s ability to bring transformative solutions to the healthcare market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.
Ori Warshavsky
908-858-5995
IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations
North American Equities Desk
polypid@arxhq.com